Exhibit 12.1

Ratio of Earnings to Fixed Charges

Rotech Healthcare Inc. and Subsidiaries

(dollars in thousands)

	Predecessor Company						Successor Company
	Year Ended December 31,				Three months ended March 31, 2002		Nine months ended December 31, 2002		Year ended December 31, 2003		Year ended December 31, 2004
	2000		2001
Ratio of Earnings to fixed charges
Pretax income (loss) from continuing operations	$3,314		$40,030		$(153,944)		$24,775		$15,217		$67,148
Add Fixed charges	8,251		7,832		1,900		40,333		50,244		41,253

Total Earnings (Loss) (A)	$11,565		$47,862		$(152,044)		$65,108		$65,441		$108,401

Interest Expense	$108		$74		$14		$33,556		$42,109		$33,967
Estimate of the interest within rental expense (33% of total)	8,143		7,758		1,886		6,777		8,115		7,286

Total Fixed Charges (B)	$8,251		$7,832		$1,900		$40,333		$50,224		$41,253

Ratio (A/B)	1.40	x	6.11	x	(80.03	)x(1)	1.61	x	1.30	x	2.63	x

(1)	The dollar amount of the deficiency for the three months ended March 31, 2002 was $153,944. Such amount includes approximately $153,197 of reorganization expense to write-down the Predecessor’s assets to fair market value.